Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

April 10, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

Stillwater Mining Company (the "Company")
Definitive Additional Soliciting Materials on Schedule 14A

Filed on April 9, 2013 by Clinton Relational Opportunity Master Fund, L.P., Clinton Group, Inc., George E. Hall et al.

File No. 001-13053

Dear Mr. Orlic:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (“Clinton”), Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated April 9, 2013 in connection with the Definitive Additional Soliciting Materials on Schedule 14A filed on April 9, 2013 (the "Definitive Additional Soliciting Materials"). We have reviewed the comments of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

General

1.	We understand that the presentation materials filed as exhibit 2 may have been presented to ISS on April 5, 2013. Please advise us as to whether this is the case. If so, please confirm that you will file with the Commission on the date of first use any future written communications that may be reasonably viewed as soliciting material, including materials submitted to ISS.

In response to your comment, the Filing Persons acknowledge that a version of the presentation materials filed as exhibit 2 to the Definitive Additional Soliciting Materials was presented to ISS on April 5, 2013 (the "ISS Presentation"). We respectfully note that, in our view, the Filing Persons are not required to file the ISS Presentation with the Commission pursuant to the Securities Exchange Act of 1934. Rule 14a-6(b) states that soliciting materials "must be filed with the Commission no later than the date they are first sent or given to security holders"1 (emphasis added). ISS is not an holder of securities of the Company and the Filing Persons did not provide a presentation to any security holders until April 9, 2013, when they timely filed the April 9 Presentation (as defined below) distributed to security holders with the Commission. Therefore, the Filing Persons do not believe that they are required pursuant to Rule 14a-6(b) to file the ISS Presentation with the Commission. In addition, the Filing Persons respectfully submit that they are not required to file with the Commission any future written communications that may otherwise be reasonably viewed as soliciting material, including materials submitted to ISS, until and unless such materials are sent to or given to security holders.

2.	We also understand that the materials submitted to ISS may have differed in certain respects from those filed as exhibit 2. Please advise us as to whether this is the case. If so, please promptly file the version of the materials submitted to ISS, even if circumstances have changed since the date of first use, and confirm that you will not alter future written communications before filing them with the Commission.

In response to your comment, the Filing Persons acknowledge that the ISS Presentation differed in certain respects from the presentation materials filed as exhibit 2 to the Definitive Additional Soliciting Materials (the "April 9 Presentation"). The Filing Persons respectfully note that any differences between the ISS Presentation and the April 9 Presentation are minor and principally consist of the removal of references to John DeMichiei, for whom the Filing Persons are no longer soliciting. It is the Filing Persons' belief that the filing of the ISS Presentation, which includes references to Mr. DeMichiei, would in fact mislead and confuse the market. In addition, the Filing Persons respectfully note that they timely filed the April 9 Presentation with the Commission on the day it was first sent or given to security holders as required by Rule 14a-6(b). However, as stated in our response to Comment 1, we do not believe that Rule 14a-6(b) also requires the Filing Persons to file the ISS Presentation with the Commission because it was never distributed to holders of the Company's securities. In addition, the Filing Persons confirm that they will not alter future written communications before filing them with the Commission if such communications are distributed to security holders.

* * *

1 Similarly, Rule 14a-12(b) requires that "any soliciting material published, sent or given to security holders…must be filed with the Commission not later than the date the material is first published, sent or given to security holders" (emphasis added).

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208.

Very truly yours,

/s/ David E. Rosewater
David E. Rosewater